UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G21107100

(CUSIP Number)

Eric Yip	Christopher H. Cunningham
Asset Managers (China) Fund Co., Ltd.	K&L Gates LLP
Suites 1108-09 Bank of America Tower, 12 Harcourt Road, Central	925 4th Avenue, Suite 2900 Seattle, WA 98104
Hong Kong	(206) 623-7580
(852) 2521-8222

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100
1.	Names of Reporting Persons Asset Managers CCBS Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,573,314
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,573,314
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 59,286,506 ordinary shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2009.

CUSIP No. G21107100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asset Managers (China) Fund Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,573,314
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,573,314
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%(1)
14.	Type of Reporting Person (See Instructions) OO

_________________________

(1) Based on 59,286,506 ordinary shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2009.

CUSIP No. G21107100

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, $0.0001 par value (the “Ordinary Shares”), issued by China Cord Blood Corporation, a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Item 2.	Identity and Background

(a)-(c)  This Statement is being filed jointly by Asset Managers CCBS Holdings Limited, a British Virgin Islands company formerly known as Treasure Home Investments Limited (“Asset Managers CCBS”) and Asset Managers (China) Fund Co., Ltd., a Cayman Islands company (“ Asset Managers China”).  Asset Managers CCBS and Asset Managers China are referred to collectively as the “Reporting Persons”.  Asset Managers China is an investment fund company focusing on equity investments in the Greater China region. Asset Managers China currently holds 100% of the total equity interests in Asset Managers CCBS. Asset Managers CCBS is an investment holding company. The business address of the Reporting Persons is Suites 1108-09 Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of each of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule 1.

(d)-(e)  During the last five years, neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any person named in Schedule 1  has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons listed on Schedule 1 is provided in Schedule 1.

Item 3.	Source and Amount of Funds or Other Consideration

Asset Managers CCBS acquired the Ordinary Shares pursuant to the terms of an Agreement and Plan of Merger, Conversion and Share Exchange (the “Share Exchange Agreement”), dated as of November 3, 2008, under which approximately 93.94% of the shares of China Cord Blood Services Corporation, a Cayman Islands company (“CCBS”), of which Asset Managers CCBS was a shareholder, were exchanged for shares of the Issuer (the “Share Exchange”). The Share Exchange was consummated on June 30, 2009. Asset Managers CCBS surrendered all of its shares of CCBS in exchange for 3,573,314 Ordinary Shares. None of the officers or directors of the Reporting Persons is an officer or director of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares for investment purposes.

At the date of this Statement, the Reporting Persons, except as set forth in this Statement, do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their positions in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of July 9, 2009, each of the Reporting Persons beneficially owned 3,573,314 shares of the Issuer’s Ordinary Shares representing approximately 6.0% of the Ordinary Shares issued and outstanding. The number of Ordinary Shares as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 7 and 9 of each of the cover pages to this Statement relating to each such Reporting Person (which are incorporated into this Item 5 by reference). The percentages were computed based on 59,286,506 Ordinary Shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on July 7, 2009.

Transactions by the Reporting Persons in the Issuer’s Ordinary Shares effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Share Exchange Agreement described in Item 3 above, Asset Managers CCBS has irrevocably agreed that, during the six months following the consummation of the Share Exchange, except with the written consent of the Issuer, it shall not offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the promulgated thereunder with respect to, any Ordinary Shares received on the date of the consummation of the Share Exchange.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1	Agreement to File Schedule 13D Jointly.
2

Agreement and Plan of Merger, Conversion and Share Exchange dated as of November 3, 2008 (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-155579) filed with the Securities and Exchange Commission by Pantheon Arizona Corp. on April 8, 2009) .

Schedule I

Executive Officers and Directors of the Reporting Persons

The following is a list of all executive officers and directors of each of the entities listed below, each such officer or director’s principal occupation or employment and citizenship. Unless otherwise indicated, the business address of each of the following executive officers and directors is Suites 1108-09 Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Executive Officers and Directors of Asset Managers CCBS Holdings Limited

Name	Principal Occupation or Employment	Citizenship

Yip Chi Chiu	Director	Hong Kong
Takehiko Wakayama*	Director	Japan
Xu Zhijun*	Director	China

* The business address of Mr. Takehiko Wakayama and Mr. Xu Zhijun is The Imperial Hotel Tower, 1-1-1, Uchi-saiwaicho, Chiyoda-ku, Tokyo, 100-0011, Japan.

Executive Officers and Directors of Asset Managers (China) Fund Co., Ltd.

Name	Principal Occupation or Employment	Citizenship

Yip Chi Chiu	Director	Hong Kong
Kazuya Sahashi**	Director	Japan
Xu Zhijun**	Director	China

* *The business address of Mr. Kazuya Sahashi and Mr. Xu Zhijun is The Imperial Hotel Tower, 1-1-1, Uchi-saiwaicho, Chiyoda-ku, Tokyo, 100-0011, Japan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2009

ASSET MANAGERS CCBS HOLDINGS LIMITED

By	/s/ Yip Chi Chiu
	Name:	Yip Chi Chiu
	Title:	Director

ASSET MANAGERS (CHINA) FUND CO., LTD.

By	/s/ Yip Chi Chiu
	Name:	Yip Chi Chiu
	Title:	Director